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                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                      Under the Securities Exchange Act of 1934


                                 (Amendment No.____)


                                 SYNC RESEARCH, INC.
                                   (Name of Issuer)


                            Common Stock, $.001 par value
                            (Title of Class of Securities)


                                     785065-10-3
                                    (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1) Name of Reporting Person                 Louis H. Zimmerman and Lynne
    SS or IRS Identification                Maser-Zimmerman, Tr. of the
    Nos. of Above Person                    Zimmerman Family Trust ua
                                            11/1/95

2) Check the Appropriate Box                (a) N/A
    if a Member of a Group*                 (b)
    (See Instructions)

3) SEC Use Only

4) Citizenship or Place of                  U.S.A.
   Organization

   Number of                           (5) Sole Voting Power       906,813
   Shares
   Beneficially Owned                  (6) Shared Voting Power
   by Each Reporting Person
   Person With                         (7) Sole Dispositive        906,813
                                           Power

                                       (8) Shared Dispositive
                                           Power

9) Aggregate Amount                    906,813
   Beneficially Owned by
   Each Reporting Person

10) Check Box if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares            X
    (See Instructions)

11) Percent of Class Represented
    By Amount in Row (9)               5.4%, based on 16,945,708 total shares
                                       outstanding as of December 31, 1996

12) Type of Reporting
    Person (See Instructions)          00



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Item 1(a).    Name of Issuer.

              SYNC RESEARCH, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices.

              40 Parker
              Irvine, CA  92618

Item 2(a).    Name of Person Filing.

              Louis H. Zimmerman

Item 2(b).    Address of Principal Business Office.

              c/o Sync Research, Inc.
              40 Parker
              Irvine, CA  92618

Item 2(c).    Citizenship.

              U.S.A.

Item 2(d).    Title of Class of Securities.

              Common Stock, $.001 par value

Item 2(e).    CUSIP Number

              785065-10-3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) ___ Broker Dealer registered under Section 15 of the Act
       (b) ___ Bank as defined in Section 3(a)(6) of the Act
       (b) ___ Insurance Company as defined in Section 3(a)(19) of the Act
       (c) ___ Investment Company registered under Section 8 of the Investment Company Act
       (d) ___ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
       (e) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
       (f) ___ Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G)   (Note: See Item 7)
       (g) ___ Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


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Item 4. Ownership

(a) Amount Beneficially Owned:  906,813

    Consists of 906,813 shares held in name of Louis H. Zimmerman and Lynne Maser-Zimmerman, Tr. of the Zimmerman Family Trust ua 11/1/95

(b) Percent of Class:             5.4%

    (*based on 16,945,708 total shares outstanding as of December 31, 1996)

(c) Number of shares as to which such person has:

   (i)   sole power to vote or to direct the vote               906,813

   (ii)  shared power to vote or to direct vote

   (iii) sole power to dispose or to direct disposition of      906,813

   (iv)  shared power to dispose or to direct disposition of


Item 5. Ownership of Five Percent or Less of a Class.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of the Group.

         Not Applicable


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Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.


     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997


                                  /s/ Louis H. Zimmerman
                                  ----------------------
                                  Louis H. Zimmerman, Trustee


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